Exhibit 99.1

BeyondSpring Appoints Richard J. Daly as Chief Operating Officer to Lead the Transition to Commercialization

Daly Brings Significant Commercial and Business Development Experience with Global Pharmaceutical Companies

NEW YORK – August 1, 2018 – BeyondSpring Inc. (NASDAQ:BYSI) (“BeyondSpring” or the “Company”), a global, clinical-stage biopharmaceutical company focused on the development of innovative cancer therapies, announced today the appointment of Richard J. Daly as Chief Operating Officer of the Company, effective immediately. Mr. Daly will be responsible for global commercial operations at BeyondSpring, as well as business development, strategic partnering and alliance management. Mr. Daly has more than 25 years of experience heading business and commercial operations for leading pharmaceutical and biotech companies, including as Executive Vice President at Takeda Pharmaceuticals U.S., where he led commercial initiatives supporting expansion into oncology, and as President of AstraZeneca’s U.S. Diabetes subsidiary. Most recently, Mr. Daly served as CEO, President and Chairman of Neuralstem, Inc. Mr. Daly currently serves on the boards of Catalyst Pharmaceuticals and Opiant Pharmaceuticals.

“Richard is a pharmaceutical industry veteran with a successful track record in business development, sales and marketing and alliance management for pharmaceutical companies with footprints in both the Western Hemisphere and the Asia-Pacific region. His experience will be a tremendous asset to BeyondSpring,” said Dr. Lan Huang, CEO of BeyondSpring. “Richard has been instrumental in the successful launch of multiple billion-dollar brands, one of which reached over $5 billion in annual peak sales in the U.S. Additionally, he has led ten product launches for oncology, specialty and primary care markets and spearheaded the successful execution of eight strategic alliances. The breadth of Richard’s insights and experience – in cancer therapeutics and specialty care – will be critical to setting the stage for commercial success with Plinabulin, and we are honored to have him join us at this exciting and critical time.”

Mr. Daly was instrumental in building Takeda North America from 14 people to more than 3,000 employees and $5 billion in sales in less than seven years. During his 13-year tenure, he served as Executive Vice President, U.S., where he was responsible for business development for the Americas and for expanding the company’s commercial footprint across North and South America and into new therapeutic areas including oncology. As President of AstraZeneca’s U.S. Diabetes subsidiary, Mr. Daly led commercial initiatives that transformed the Bristol-Myers Squibb and AstraZeneca Diabetes Alliance into the fastest-growing diabetes franchise in the U.S. in less than 12 months.

“This is an optimal time to be joining BeyondSpring’s stellar leadership team as the Company transitions to a global, commercial biotech company,” added Mr. Daly. “With the commercialization of Plinabulin occurring as early as next year, we’re focused on building the internal commercial infrastructure and externally facing partnering framework for successful global alliances. Plinabulin’s unique product profile has the potential to deliver meaningful clinical benefits that could reshape the chemotherapy-induced neutropenia (CIN) marketplace and deliver greater value to patients and providers. Additionally, we are extremely excited about our ongoing studies and the life-cycle management opportunities targeted at demonstrating the potential for the expanded use of Plinabulin in the direct treatment of cancer.”

Mr. Daly earned an MBA from Northwestern University’s Kellogg School of Management and holds a B.S. in microbiology from University of Notre Dame.

About BeyondSpring
BeyondSpring is a global, clinical-stage biopharmaceutical company developing innovative immuno-oncology cancer therapies with a robust pipeline from internal development and from collaboration with University of Washington in de novo drug discovery using a ubiquitination platform. BeyondSpring’s lead asset, Plinabulin, is in a Phase 3 global clinical trial as a direct anticancer agent in the treatment of non-small cell lung cancer (NSCLC) and two Phase 2/3 clinical programs in the prevention of chemotherapy-induced neutropenia (CIN). BeyondSpring has a seasoned management team with many years of experience bringing drugs to the global market.

Cautionary Note Regarding Forward-Looking Statements
This press release includes forward-looking statements that are not historical facts. Words such as "will," "expect," "anticipate," "plan," "believe," "design," "may," "future," "estimate," "predict," "objective," "goal," or variations thereof and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are based on BeyondSpring's current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, difficulties raising the anticipated amount needed to finance the Company's future operations on terms acceptable to the Company, if at all, unexpected results of clinical trials, delays or denial in regulatory approval process, results that do not meet our expectations regarding the potential safety, the ultimate efficacy or clinical utility of our product candidates, increased competition in the market, and other risks described in BeyondSpring’s most recent Form 20-F on file with the U.S. Securities and Exchange Commission. All forward-looking statements made herein speak only as of the date of this release and BeyondSpring undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Contact:
Media Relations:
Caitlin Kasunich / Kathryne Hunter
KCSA Strategic Communications
212.896.1241 / 212.896.1204
ckasunich@kcsa.com / khunter@kcsa.com

Investor Relations:
Laura Perry / Joe Rayne
Argot Partners
212.600.1902
BeyondSpring@argotpartners.com

###